OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response. . . 14.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ___)*

China Education Alliance, Inc.
(Name of Issuer)

Common Stock, $.001 par value per share
(Title of Class of Securities)

16938Y-20-7
(CUSIP Number)

Xiqun Yu
President and Chief Executive Officer
China Education Alliance, Inc.
58 Heng Shan Road, Kun Lun Shopping Mall
Harbin, The People’s Republic of China 150090
86-451-8233-5794
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 13, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16938Y-20-713D	Page 2 of 6 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Xiqun Yu
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of	7.	12,683,333(1)(2)	Sole Voting Power
Shares Bene-ficially by	8.	0	Shared Voting Power
Owned by Each	9.	12,683,333(1)(2)	Sole Dispositive Power
Reporting Person With	10.	0	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,683,333(1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)☐
13.	Percent of Class Represented by Amount in Row (11) 65.6% (3)
14.	Type of Reporting Person (See Instructions): IN

(1) An initial Schedule 13D was required to be filed within 10 calendar days of December 13, 2004, the closing of the Plan of Exchange between China Education Alliance, Inc. (the “Issuer”), Zhong He Li Da Education Technology, Inc., a corporation organized and existing under the laws of the People’s Republic of China (“ZHLD”) and Duane Bennett. The Reporting Person is filing this initial Schedule 13D on November 15, 2007, and it (i) reflects his shareholdings as of such filing date and (ii) discloses all transactions in the common stock by the Reporting Person since December 13, 2004. The numbers herein have been adjusted to reflect a 1-for-3 reverse stock split which was effective as of October 12, 2007.

(2) Includes 944,444 shares of common stock (the “Escrow Shares”), which the Reporting Person has placed in escrow pursuant to the terms of a certain Securities Purchase Agreement as described in Item 5c hereof.

(3) This percentage was calculated based on 19,332,041 shares of common stock of the Issuer issued and outstanding as of November 9, 2007.

CUSIP No. 16938Y-20-7

ITEM 1. Security and Issuer

The class of equity securities to which this statement on Schedule 13D (“Statement”) relates is the common stock, par value $0.001 per share of China Education Alliance, Inc., a North Carolina corporation (the “Issuer”). The address of the Issuer’s principal executive office is located at 58 Heng Shan Road, Kun Lun Shopping Mall, Harbin, The People’s Republic of China 150090.

ITEM 2. Identity and Background

a.	This statement is being filed by Xiqun Yu, sometimes referred to herein as the “Reporting Person.”

b.	The business address of Xiqun Yu is 58 Heng Shan Road, Kun Lun Shopping Mall, Harbin, The People’s Republic of China 150090.

c.	Xiqun Yu is President and Chief Executive Officer of the Issuer. The address of the Issuer’s principal executive office is listed above.

d.	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.
During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

f.	Xiqun Yu is a citizen of the People’s Republic of China.

ITEM 3. Source and Amount of Funds or Other Consideration

The securities acquired by the Reporting Person and reported in this Statement (the “Shares”) were acquired on December 13, 2004 (the “Closing Date”) pursuant to the terms of a Plan of Exchange dated as of September 15, 2004, between the Issuer (f/k/a ABC Realty Co.), Zhong He Li Da Education Technology, Inc., a corporation organized and existing under the laws of The People’s Republic of China (“ZHLD”) and Duane Bennett (hereinafter collectively referred to as the “Plan of Exchange”). Under the Plan of Exchange, the Shares were issued to the Reporting Person as consideration and in exchange for the Issuer’s acquisition of the registered share capital of ZHLD, which was beneficially owned by the Reporting Person.

ITEM 4. Purpose of Transaction

The Shares were acquired in connection with the Plan of Exchange as discussed in Item 3 above.

Except as described herein, the Reporting Person has no plans or proposals that relate to or result in:

(a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any change in the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material changes in the Issuer's business or corporate structure;

(g) any changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person;

(h) the securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) any action similar to any of those enumerated above.

ITEM 5. Interest in Securities of the Issuer

a.
As of the filing date of this Statement, the Reporting Person owns 12,683,333 shares, or 65.6%, of the Issuer’s outstanding common stock, par value $0.001 per share. This percentage assumes that there are 19,332,041 shares of common stock outstanding as of November 9, 2007.

b.	The Reporting Person has the sole power to vote or direct the vote and dispose or direct the disposition of the Shares.

c.
On September 26, 2006, the Reporting Person pledged 2,619,866 shares of his common stock as collateral with respect to the certain indebtedness of the Issuer. Such indebtedness was paid in full by the Issuer in May 2007 and as a result, such pledge was terminated.

On May 8, 2007, the Reporting Person placed in escrow the Escrow Shares pursuant to the terms of a Securities Purchase Agreement, dated as of May 8, 2007, as amended on May 23, 2007 and June 8, 2007 (the “Purchase Agreement”), between the Issuer and certain investors who are parties thereto, and a certain Escrow Agreement dated as of May 2007 between the Issuer, the Reporting Person, Sichenzia Ross Friedman Ference LLP, as Escrow Agent, and other persons parties thereto. All or a portion of the Escrow Shares will be released from escrow and delivered to the Issuer, based on a formula set forth in the Purchase Agreement, for cancellation, if the Issuer does not meet certain levels of EBITDA for the year ended December 31, 2007. If such EBITDA levels are met, the Escrow Shares will be returned to the Reporting Person.

d.	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Shares reported on this Statement.

e.	Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as discussed in Item 5 herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. Material to be filed as Exhibits

The following documents are hereby incorporated by reference as exhibits to this Statement:

1.
Plan of Exchange dated September 15, 2004 by and among the Issuer, Zhong He Li Da Education Technology, Inc., a corporation organized and existing under the laws of the People’s Republic of China and Duane Bennett, which is incorporated hereby by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on December 15, 2004.

2.	Form of Promissory Note dated September 29, 2006, by the Registrant, which is incorporated herein by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on November 2, 2006

3.
Stock Pledge Agreement dated September 29, 2006, between the Reporting Person and the agent who is a party thereto, which is incorporated herein by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed with the SEC on November 2, 2006.

4.
Securities Purchase Agreement dated May 8, 2007, among the Issuer, Barron Partners, LP and the other investors named therein, which is incorporated herein by reference to Exhibit 99.1 to the Issuer’s Form 8-K filed with the SEC on May 15, 2007.

5.
Amendment to Securities Purchase Agreement dated May 23, 2007, among the Issuer, Barron Partners, LP and the other investors named therein, which is incorporated herein by reference to Exhibit 99.1 to the Issuer’s Form 8-K filed with the SEC on June 7, 2007.

6.
Amendment No. 2 to Securities Purchase Agreement dated June 8, 2007, among the Issuer, Barron Partners, LP and the other investors named therein, which is incorporated herein by reference to Exhibit 99.1 to the Issuer’s Form 8-K filed with the SEC on June 20, 2007.

7.
Closing Escrow Agreement, dated May 8, 2007, among the Issuer, Barron Partners, LP and the other investors named therein and the escrow agent named therein, which is incorporated herein by reference to Exhibit 99.3 to the Issuer’s Form 8-K filed with the SEC on June 7, 2007.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 15, 2007

/s/ Xiqun Yu
Xiqun Yu, President and CEO